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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         Income Growth Partners, Ltd. X
                            (Name of Subject Company)

                         Income Growth Partners, Ltd. X
                       (Names of Persons Filing Statement)

                 Original Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                    000-18528
                      (CUSIP Number of Class of Securities)

                                  David Maurer
                      11230 Sorrento Valley Road, Suite 220
                               San Diego, CA 92121
                            Telephone (858) 457-2750
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                    Copy To:
                                 David A. Fisher
                               Fisher Thurber LLP
                        4225 Executive Square, Suite 1600
                               La Jolla, CA 92037
                            Telephone (858) 535-9400


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[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


                                TABLE OF CONTENTS

1. Subject Company Information.

2. Identity and Background of Filing Person.

3. Past Contacts, Transactions, Negotiations and Agreements.

4. The Solicitation or Recommendation.

5. Persons/Assets, Retained, Employed, Compensated or Used.

6. Interests in Securities of the Subject Company.

7. Purposes of the Transaction and Plans or Proposals.

8. Additional Information.

9. Exhibits.

ITEM 1. SUBJECT COMPANY INFORMATION.

         The name of the subject company is Income Growth Partners, Ltd. X, a California limited partnership (the "Partnership"). The principal executive offices of the Partnership are located at 11230 Sorrento Valley Road, Suite 220, San Diego, California 92121. The telephone number of the Partnership's principal executive office is (858) 457-2750.

         The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is original units ("Original Units") of limited partnership interests in the Partnership. As of June 30, 2003, there are 18,826.5 Original Units and 8,100 Class A Units (not included in the Offer) issued and outstanding, held by 1,874 Unit Holders.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

         The Partnership, the subject company, is the person filing this Statement. Its business address and telephone number are set forth above under item 1.

         This Statement relates to the cash tender offer ("Offer") made by Everest Management, LLC ("Everest" or the "Purchaser"), a California limited liability company, to purchase up to 940 Original Units of limited partnership interests in the Partnership at a cash purchase price of $1,000 per Original Unit, as more fully described in the Tender Offer Statement in Schedule TO filed by the Purchaser with the Securities and Exchange Commission on September 4, 2003 under file number 005-55927 (the "Purchase Tender Offer Statement").


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         Based upon the information in the Purchase Tender Offer Statement, the
Partnership understands the business address of the Purchaser to be located at 155 N. Lake Avenue, Suite 1000, Pasadena, California 91101 and the telephone number of its principal executive office is (626) 585-5920.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(1) Certain contracts, agreements, arrangements or understandings and actual or potential conflicts of interest between the Partnership or its affiliates and the Partnership, its executive officers, directors or affiliates are described under item 12 of the Partnership's Annual Report on Form 10-KSB for the year ended December 31, 2002 ("Form 10-KSB"). To the knowledge of the Partnership and its General Partner, Income Growth Management, Inc. ("General Partner"), except as set forth in item 12 of the Form 10-KSB, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Partnership or its affiliates and (i) the Partnership's executive officers, directors or affiliates or (ii) the Purchasers' executive officers, directors or affiliates.

(2) To the best of the Partnership's knowledge as of the date hereof, except as set forth elsewhere in this Statement or the Purchase Tender Offer Statement there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Partnership or its affiliates and the Purchaser, its executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) Recommendation.

         Income Growth Management, Inc., the general partner of the Partnership (the "General Partner"), has not approved the Offer. The General Partner believes that the price per Original Unit offered in the Offer to the holders thereof ("Limited Partners") may not fairly compensate Limited Partners for their interest in the Partnership, and, therefore, recommends the Limited Partners not tender Original Units pursuant to the Offer.

(b) Reasons for the Recommendation.

         In determining to recommend that Limited Partners not tender their Original Units in the Offer, the General Partner based its reasons for its recommendation on the following factors:

         (1) Everest states in the Purchase Tender Offer Statement that its offer of $1,000 per Original Unit exceeds the amount of net proceeds that Everest estimates would be distributed per Original Unit if the Partnership sold its two properties for $50 million, the combined estimated sales price projected in the Partnership's Schedule 14D-9 filing on July 14, 2003.

         (2) The $1,000 per Original Unit price offered by the Purchasers is approximately 52.32% of the General Partner's estimate of the net asset value of $1,911.10 per Original Unit. This estimated net asset value was calculated based on the General Partner's projected sale of the Shadowridge Meadows Apartments ("Shadowridge") and the Mission Park Apartments ("Mission Park") for a total combined sales price of $62.9 million, excluding closing costs and liquidation and related expenses.

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         On or about August 7, 2003, after consultation with Hendricks &
Partners, the General Partner listed the Shadowridge property for sale at $27,400,000 and the Mission Park property for sale at $35,500,000, for a total combined sales price of $62.9 million. The General Partner's recent listing of the properties reflects an increase in its previously projected sale price of $50 million for both properties, as indicated prior July 14, 2003 in the Partnership's Schedule 14D-9 filed on July 14, 2003. The estimated realizable net asset value per Original Unit upon a sale of the Partnership properties and liquidation of the Partnership would depend on many other factors, including the actual selling price of the property, closing costs, payment of outstanding loans and prepayment penalties, and Partnership liquidation expenses, and there can be no assurance these estimated net asset values per unit will be realized, or that the properties will be sold at the listing price.

         As part of the General Partner's evaluation of the Tender Offer by Everest, the General Partner consulted with Hendricks & Partners, a prominent apartment brokerage firm with experience in the apartment sales business. The General Partner also reviewed sales comparison reports prepared by Hendricks & Partners detailing sales of 20 comparable apartment buildings in the San Diego County area from March 28, 2002 through April 1, 2003. The General Partner also reviewed a rent and sales comparison report, also prepared by Hendricks & Partners providing a summary study of local sales comparables for 6 apartment buildings (from March 28, 2002 through May 20, 2003) and rent comparables for 8 apartment buildings. The General Partner also reviewed the Apartment Update Third Quarter 2003 for the Southern California Region and the Forecast 2003, both prepared by Hendricks & Partners. These two studies detail the residential real estate markets on both a local and national level with information and statistical data regarding rent growth and vacancy rates, rental and sales figures, as well as other information related to the residential real estate market.

         In addition, the General Partner reviewed a market study prepared for the Mission Park apartments by Integra Realty Resources - San Diego ("Integra Report"), a copy of which was attached as Exhibit 3 to the Partnership's previous Schedule 14D-9 filing, filed on July 14, 2003. The purpose of the Integra Report was to compare the rental market and "for sale" market in San Diego County as of February 24, 2003. The Integra Report compares the rental and sales markets in San Diego and provides supply and demand comparisons, rental rates, pricing levels, and absorption and competition levels relating to the Mission Park apartments. Based upon an analysis of supply and demand comparisons, rental rates, pricing levels, absorption and competition levels, and general economic conditions, the Integra Report concludes that the Mission Park apartments have an indicated value of $25,400,000 based upon an overall capitalization rate of 8.5%. The capitalization rate was derived from comparable projects that sold in the Vista, San Marcos, and Oceanside areas; the range of overall capitalization rates was 7.97% to 9.28%. The Integra Report concludes that based upon the factors referenced above, the demand for housing is expected to continue at reasonable levels in the San Marcos area as the region is poised for further growth. Additionally, the Integra Report concludes that the North County East market and the San Marcos submarket are experiencing strong demand for apartment units, thereby further supporting the indicated value of $25,400,000.


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         Based on its ongoing review of rental and sales data on comparable properties in the relevant area, market studies and industry reports, and its continued consultations with Hendricks & Partners, the General Partner believes the value of the Partnership's two properties has increased since the filing of its most recent Schedule 14D-9 on July 14, 2003. As a result, on August 7, 2003, the General Partner entered into a listing agreement with Hendricks & Partners and has listed the properties at a combined sales price of $62.9 million. The estimated net proceeds available for distribution per Original Unit following sale of the properties for $62.9 million would be approximately $1,911.10. This would exceed the $1,000 per Original Unit being offered by Everest by approximately 52.32%, or $911.10 per Original Unit. It cannot be guaranteed that the properties will be sold for a combined sales price of $62.9 million.

         In considering whether to sell the Partnership properties, the General Partner is taking into consideration its familiarity with and its view of the Partnership's business, properties, financial condition, the nature of the local real estate sales market, the historical and current prices for the Original Units, sales commissions on the sale of the properties, and the mortgage debt and prepayment penalties on both properties. For additional considerations affecting the General Partners consideration to sell the properties, see item 7 below.

         No assurances can be provided that the General Partner's estimates are correct, and the actual amount of net proceeds available for distribution that would be received from the sale of the properties and a liquidation of the Partnership may differ substantially from the General Partner's estimates.

         (2) By tendering Original Units pursuant to the Offer, the Limited Partners will be giving up the opportunity to participate in any potential future benefits from the ownership of the Original Units, including distributions resulting from any future sale of the Partnership's properties.

         (3) While the Partnership's Amended and Restated Limited Partnership Agreement allows for a $200 transfer fee, the General Partner has imposed a $40 fee in the past two fiscal years, and a $40 per transaction fee will apply to any transfers of Original Units pursuant to the Offer. Therefore, net proceeds to each Limited Partner will be reduced by at least $40.

         (4) The tender of Original Units pursuant to the Offer may constitute a taxable event to the participating Limited Partner. See item 8--Certain Federal Income Tax Considerations.

         The General Partner did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the General Partner viewed its position and recommendations as being based on the totality of information presented to and considered by it.

         To the knowledge of the General Partner, none of the Partnership's executive officers, directors or affiliates who own Original Units intend to sell any of such Units owned by them prior to the expiration of the Offer or tender such Units in the Offer.

         The Limited Partners should consult with their respective advisors about the financial, tax, legal and other implications of accepting or rejecting the Offer.


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ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Neither the Partnership, the General Partner nor any person acting on their behalf has retained any person to make solicitations or recommendations to Limited Partners on the Partnership's behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         No transaction in Original Units has been effected during the past 60 days by the Partnership or the General Partner or, to the best of the Partnership's knowledge, by any executive officer, director, affiliate or subsidiary of the Partnership.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Other than as described below, the Partnership is not currently undertaking or engaging in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of securities by or of the Partnership or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or its subsidiaries; or (iii) any material change in the indebtedness, present capitalization or dividend policy of the Partnership.

         The Partnership, through its subsidiaries, presently owns the following two properties:

         (i) Mission Park. This property is a 264 unit apartment complex in San Marcos, California. The property was purchased in 1989 for $17,000,000.

         (ii) Shadowridge Meadows. This property is a 184 unit apartment complex in Vista, California. The property was purchased in 1988 for $12,700,000.

         The Partnership has been investigating the possible sale of both of the Partnership's properties and the subsequent dissolution of the Partnership for several months. The General Partner has consulted a prominent apartment brokerage firm, Hendricks & Partners, in connection with listing the properties for sale. After consultation with Hendricks & Partners and consideration of the current real estate market and sales figures for comparable apartments, on August 7, 2003, the General Partner listed the properties with Hendricks & Partners for sale at a combined sales price of $62.9 million.

         Among the many factors considered in listing the properties for sale, the General Partner evaluated prepayment penalties on both properties. The mortgage on the Shadowridge Meadows property contains a prepayment penalty that would require a penalty to be paid to the lender in the event the property is sold prior to the maturity date of the loan in November 2007. Based upon its review of the relevant loan documents, this prepayment penalty is estimated to be approximately $1,629,500. The amount of the prepayment penalty will vary depending upon a number of factors, including without limitation when the property is sold and the U.S. Treasury yield rates. Therefore the amount of the prepayment penalty will vary depending upon when the property is sold.


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         The General Partner has also taken into consideration a prepayment penalty on the Mission Park property. The mortgage on the Mission Park property contains a prepayment penalty that would require a penalty to be paid to the lender in the event the property is sold prior to January 2006. Based upon its review of the relevant loan documents, this prepayment penalty is estimated to be approximately $306,000. The amount of the prepayment penalty is calculated, in part, upon a percentage of the principal amount to be prepaid. Therefore the amount of the prepayment penalty will vary depending upon when the property is sold.

         In considering whether to sell the Partnership's properties, the General Partner studied the impact of these issues upon the proposed sale of the two properties and their possible financial effect on the Partnership and the Limited Partners. The prepayment penalties referenced above are estimates only. There can be no assurance that the prepayment penalties will be in the amounts indicated above.

         In considering whether to sell the Partnership properties, the General Partner studied the impact of these issues upon the proposed sale of the two properties and their possible financial effect on the Partnership and the Limited Partners. The prepayment penalties referenced above are estimates only. There can be no assurance that the prepayment penalties will be in the amounts indicated above.

         There can be no assurance that the Partnership's properties can be sold at the projected sales price of $62.9 million, or that the estimated prepayment penalties are accurate.

ITEM 8. ADDITIONAL INFORMATION.

(a) Certain Federal Income Tax Considerations.

           The Federal Income Tax Discussion set forth below is included herein for general information only and does not purport to address all aspects of taxation that may be relevant to a particular Limited Partner. For example, this discussion does not address the effect of any applicable foreign state, local or other tax law other than federal income tax laws. Certain Limited Partners (including trusts, foreign persons, tax-exempt organizations or corporations) may be subject to special rules not discussed below. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations, court decisions and Internal Revenue Service rulings and other pronouncements.

         Each Limited Partner should consult their own tax advisor as to the particular tax consequences to such Limited Partner of the Offer, including the application of alternative minimum tax and federal, foreign, state, local, and other tax laws.

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         The following general discussion is based upon the assumption that the
Partnership is treated as a partnership for federal income tax purposes and is not a "publicly traded partnership," as that term is defined in the Code.

         Gain or Loss. A taxable Limited Partner will recognize a gain or loss on the sale of such Limited Partner's Units in the amount equal to the difference between (i) the amount realized by such Limited Partner on the sale and (ii) such Limited Partner's adjusted tax basis in the Units sold. The amount realized by a Limited Partner will include the Limited Partner's share of the Partnership's liabilities, if any (as determined under Section 752 of the Code and the regulations thereunder). If the Limited Partner reports a loss on the sale, such loss generally will not be currently deducted by such Limited Partner except against such Limited Partner's capital gains from other investments. However, non-corporate taxpayers may deduct up to $3,000 of capital losses per year in excess of the amount of their capital gains against ordinary income.

         The adjusted tax basis in the Units of a Limited Partner will depend upon each Limited Partner's individual circumstances. Each Limited Partner who plans to tender Units pursuant to the Offer should consult with a tax advisor as to such Limited Partner's adjusted tax basis in such Limited Partner's Units and the resulting consequences of a sale.

(b) Certain Restrictions on the Transfer of Limited Partnership Interests.

         Pursuant to the Amended and Restated Agreement of Limited Partnership of Income Growth Partners, Ltd. X, dated October 15, 1994, any transfer, assignment, or conveyance of a Unit must satisfy certain conditions, including without limitation, the determination by the General Partner, with advice of counsel, that the proposed transfer will not cause (i) the Units to be deemed "readily tradable on a secondary market (or the substantial equivalent therefore)" under the provisions of the Internal Revenue Code relating to publicly traded partnerships, or (ii) cause the Partnership to be treated as a publicly traded partnership.

ITEM 9. EXHIBITS.

Exhibit 1 Item 12 of Income Growth Partners, Ltd. X Annual Report on Form 10KSB for the year ended December 31, 2002.

Exhibit 2 Letter to Limited Partners dated September 17, 2003.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Income Growth Partners, Ltd. X, a California limited partnership

                             By: Its General Partner
            Income Growth Management, Inc., a California corporation

                                /David W. Maurer/
--------------------------------------------------------------------------------
                                   (Signature)

                           David W. Maurer, President
--------------------------------------------------------------------------------
                                (Name and title)

                               September 17, 2003
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                                     (Date)

INSTRUCTION TO SIGNATURE: The statement must be signed by the filing person or that person's authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative's authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. See ss. 240.14d-1(f) with respect to signature requirements.


                                  Exhibit Index

Exhibit 1 Item 12 of Income Growth Partners, Ltd. X Annual Report on Form 10KSB for the year ended December 31, 2002.

Exhibit 2    Letter to Limited Partners dated September 17, 2003.




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                                    Exhibit 1

                     Item 12 of Annual Report on Form 10KSB
                        of Income Growth Partners, Ltd. X
                                December 31, 2002

Item 12.  Certain Relationships and Related Transactions

The Partnership is entitled to engage in various transactions involving its general partners and its affiliates as described in the Partnership Agreement.

The table below reflects amounts paid to the general partner or its affiliates during the following years:

                                        2002                     2001
                                        ----                     ----
Management Fees                       $284,000                 $245,000
Administrative Costs                  $192,000                 $115,000
Administrative Fees                   $ 20,000                 $ 17,000



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                                    Exhibit 2

               Letter to Limited Partners dated September 17, 2003



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September 17, 2003


Re:      Income Growth Partners, Ltd. X

Dear Investor:

         On September 4, 2003, Income Growth Partners, Ltd. X ("Partnership") received a tender offer statement on Schedule TO and exhibits from Everest Management, LLC, a California limited liability company, to purchase for cash up to 940 original units of limited partnership interests in the Partnership ("Original Units"). The purchase price offered is $1,000 per Original Unit, without interest, less the amount of distributions per unit, if any, made to the unit holders by the Partnership after the date of the offer, and less any Partnership transfer fees, on the terms and conditions described in the Offer to Purchase dated September 4, 2003 and the related Agreement of Transfer and Letter of Transmittal which are exhibits to the Schedule TO.

            The referenced tender offer for the units of the Partnership has not been approved by the General Partner. On September 17, 2003, the General Partner caused to be filed Schedule 14D-9 with the Securities and Exchange Commission. The Schedule 14D-9 states that the General Partner believes that the price per Original Unit offered in the Offer to the holders thereof ("Limited Partners") may not fairly compensate Limited Partners for their interest in the Partnership, and, therefore, recommends the Limited Partners not tender Original Units pursuant to the Offer.

         A copy of the Schedule 14D-9 as filed with the Securities and Exchange Commission on September 17, 2003 is enclosed for your information.

Sincerely,

Income Growth Management, Inc.
General Partner


/s/ David W. Maurer
David W. Maurer
President

Enclosure



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